VIA EDGAR

July 16, 2020

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:	Axonic Funds, on behalf of the Axonic Strategic Income Fund (the “Fund”)

Post-Effective Amendment No. 2 to Registration Statement on Form N-1A

File Nos. 333-234244, 811-23483

Ladies and Gentlemen:

At the request of Mr. Ryan Sutcliffe of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission as correspondence on behalf of our client, Axonic Funds (the “Trust”). This letter is in response to Mr. Sutcliffe’s oral comment on July 16, 2020, in connection with the review of Post-Effective Amendment No. 2 to the Trust’s registration statement (the “Amendment”) on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) filed on July 15 2020 on behalf of the Axonic Strategic Income Fund (the “Fund”). Set forth below is Mr. Sutcliffe’s comment and the Trust’s response thereto. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1.	We note that there is a discrepancy between the minimum initial investment requirement for Class A shares in the Prospectus – on page 6 it states that he minimum initial investment amount is $2,500 and on page 19 it states that the minimum initial investment amount is $5,000. Please confirm that this discrepancy will be corrected in the final form of registration statement filed pursuant to Rule 497 under the Securities Act.

RESPONSE: The Trust confirms that the minimum initial investment amount for Class A Shares of the Fund is $2,500 and confirms that this discrepancy will be corrected in the final form of registration statement to be filed pursuant to Rule 497 under the Securities Act.

Thank you for your comment. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner